Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction
Neonode Technologies AB	Sweden
Neonode UI AB	Sweden
Neonode Japan Inc.	Japan
Neonode Americas Inc.	U.S.
NEON Technology Inc.	U.S.